                     PACIFIC AEROSPACE & ELECTRONICS, INC.
                             430 OLDS STATION ROAD
                          WENATCHEE, WASHINGTON 98801

                             ---------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 14F-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                               FEBRUARY   , 2002
                             ---------------------

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                             ---------------------

                                  INTRODUCTION

     This Information Statement is being mailed on or about February   , 2002 to
holders of record on February   , 2002 (the "Record Date") of shares of common
stock, par value $.001 per share ("Common Stock"), of Pacific Aerospace & Electronics, Inc., a Washington corporation (the "Company" or "PA&E"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being delivered in connection with the appointment by holders (the "Noteholders") of the Company's 11 1/4% Senior Subordinated Notes due 2005 (the "Old Notes") of a majority of the members of the Board of Directors of the Company (the "Board") pursuant to the terms of the transactions described below, whereby the participating Noteholders will acquire approximately 97.5% of the outstanding Common Stock of PA&E, on a fully diluted basis. The appointments will become effective upon consummation of the Exchange (as more fully described below), following the expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1.

     As of February 7, 2002, the Company had 39,315,309 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held on such date, each share being entitled to one vote. Upon consummation of the Transaction (as defined below), the Company will have 100,000,000 shares of Common Stock and 1,000 shares of Series C Preferred Stock convertible into approximately 11,982,413,050(1) shares of Common Stock (which Series C Preferred Stock is entitled to vote with the Common Stock on an as-converted basis at all times other than as required by law) issued and outstanding.

     Please read this Information Statement carefully. It describes the terms of a transaction that will result in a change of control of the Company (the "Transaction"), and contains certain biographical and other information concerning the executive officers and directors after the Exchange. Information about the Company, the Exchange and the Transaction also will be sent to you in a Proxy Statement related to the

---------------

     1 The number of shares of Common Stock into which the Company's Series C Preferred Stock will be converted is calculated using a formula that requires the market price of the Common Stock on the date of the Exchange to determine certain anti-dilution adjustments under outstanding warrants. For purposes of computing the number of shares outstanding at the time of the Exchange on a pro forma basis, the Company has assumed February 1, 2002 is the date of the Exchange. Any difference in the market price of the Company's Common Stock on the actual date of the Exchange may result in material differences in the number of shares into which the Series C Preferred Stock converts.

Company's 2001 annual meeting of Shareholders (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission (the "SEC"). This Information Statement is not a solicitation of your vote for any matter. Any matters which require your vote at the Company's annual meeting of Shareholders for fiscal 2001 will be set forth in the Proxy Statement, and votes will only be solicited pursuant to the Proxy Statement. The Proxy Statement and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Proxy Statement may be obtained from the SEC's website at http://www.sec.gov after it has been filed.

                                THE TRANSACTION

CHANGE OF CONTROL

     On January 11, 2002, the Company and holders of approximately 98% of the outstanding Old Notes (the "Participating Noteholders") entered into an amended lock-up agreement (the "Amended Lock-Up Agreement"), pursuant to which the Company and the Participating Noteholders agreed to enter into the Transaction in order to restructure the Company's debt and equity. The Amended Lock-Up Agreement, as amended, replaced in full lock-up agreements that were originally entered into by the Company and the Participating Noteholders on September 7, 2001, and October 19, 2001, and expires on March 15, 2002, or upon consummation of the Transaction, if earlier. The Amended Lock-Up Agreement provides that as part of the Transaction the Noteholders will exchange their outstanding Old Notes, including accrued interest, for a combination of Common Stock, convertible preferred stock and new notes (the "Exchange"), as more fully described below. Upon the full completion of the Transaction as set forth in the Amended Lock-Up Agreement, the Noteholders would own approximately 97.5% of the Company's Common Stock on a fully diluted basis. The notes to be issued to the Noteholders in the Exchange would consist of $15 million of 10% pay-in-kind senior subordinated notes due 2007. The Company's existing senior secured loan (the "Senior Debt") matured on December 31, 2001 and the Company is in payment default (of principal and interest) on the Senior Debt. The Company's existing senior secured lenders have the right to demand repayment of the Senior Debt at any time and foreclose on the Company's assets securing the Senior Debt. The existing senior secured lenders have not taken any such action to date, and the Company does not believe that the existing senior secured lenders will exercise their rights if the New Senior Notes (as defined below) are issued and the Senior Debt is repaid in the manner contemplated in the Amended Lock-Up Agreement. However, there can be no assurance that the existing senior secured lenders will continue to provide forbearance. All share numbers and ownership percentages in this Information Statement are calculated under the assumption that no Noteholders other than Participating Noteholders are participating in the Exchange. If Noteholders other than the Participating Noteholders participate in the Exchange, such share numbers and ownership percentages will change in immaterial respects.

     The Amended Lock-Up Agreement sets forth the material terms of the Transaction, including the Exchange. The Exchange is expected to be consummated by March 15, 2002, or as soon as possible after expiration of the 10-day period from the date of mailing of this Information Statement required under Rule 14f-1. The Amended Lock-Up Agreement was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001 as filed with the SEC on January 14, 2002 and Amendment No. 1 to the Amended Lock-up Agreement was filed as an exhibit to the Company's Report on Form 8-K as filed with the SEC on February 7, 2002.

     The Exchange will result in a change of control of the Company, and, in connection with the Exchange, the Board will be reconstituted to consist of five directors, each of whom will be designated by the Participating Noteholders.

     The Participating Noteholders have waived defaults arising under the Indenture governing the terms of the Old Notes (the "Indenture") through the consummation of the Exchange or the termination of the Amended Lock-Up Agreement. The Participating Noteholders hold a sufficient principal amount of the Old Notes to waive such defaults under the Indenture on behalf of all the Noteholders.

THE EXCHANGE

     After expiration of the 10-day period from the date of the mailing of this Information Statement required under Rule 14f-1, the Company and the Participating Noteholders will consummate the Exchange. The Exchange will be consummated pursuant to an exchange agreement (the "Exchange Agreement") whereby the Participating Noteholders will exchange approximately $62.5 million aggregate principal amount of Old Notes, and accrued interest thereon, for: (i) shares of Common Stock of the Company in an amount sufficient to give the Participating Noteholders a majority of the outstanding Common Stock of the Company; (ii) 1,000 shares of convertible preferred stock of the Company (the "New Preferred"), which will be automatically convertible, upon an increase in the Company's authorized Common Stock, into that number of shares of Common Stock which, when added to the Common Stock issued in the Exchange, will be sufficient to give the Participating Noteholders beneficial ownership of 97.5% of the Company's outstanding Common Stock, on a fully diluted basis, upon completion of the Transaction; and (iii) $15 million in aggregate principal amount of new 10% senior subordinated pay-in-kind notes due 2007 (the "PIK Notes"). Concurrent with the consummation of the Exchange, the Participating Noteholders will enter into a supplemental indenture amending the indenture governing the Old Notes to remove all of the covenants therein, except for those covenants relating to the payment of interest, premium, if any, and principal on the Old Notes. Upon consummation of the Transaction, the Participating Noteholders will beneficially own approximately 97.5% of the outstanding shares of Common Stock of the Company on a fully-diluted basis, as well as the PIK Notes.

     The New Preferred will be automatically converted (the "Automatic Conversion") into that number of shares of Common Stock of the Company which, when added to the shares of Common Stock distributed to the Participating Noteholders in the Exchange, will equal approximately 97.5% of the outstanding shares of Common Stock of the Company on a fully-diluted basis. The Automatic Conversion of the New Preferred into Common Stock will take place immediately following shareholder approval of an increase in the number of authorized shares of Common Stock to an amount sufficient to effect the conversion of the New Preferred in full. This Information Statement is not a solicitation of your vote for approval of the increase in the number of authorized shares of Common Stock. Your vote for approval of the increase in the number of authorized shares of Common Stock will be solicited only pursuant to the Proxy Statement. Upon the completion of the Automatic Conversion, the Transaction will have been consummated. Until the Automatic Conversion occurs, the New Preferred will have an aggregate liquidation preference equal to $45 million and will have a cumulative dividend rate of 10% per annum, which will automatically increase to 14% per annum if the Automatic Conversion has not occurred on or before June 1, 2002. The New Preferred will rank senior to all other classes of capital stock of the Company as to liquidation and distributions. In addition, the New Preferred will be entitled to vote with the Common Stock on all matters brought before the Common Stock for approval (other than as required by law) and will be entitled to that number of votes equal to the number of shares of Common Stock into which the New Preferred is then convertible.

     The New Preferred will also entitle the holders thereof to appoint all five
(5) members of the Company's Board of Directors. The Participating Noteholders have agreed that one member of the Board of Directors will continue to be the Company's Chief Executive Officer. Following the Automatic Conversion, the Company anticipates effecting a reverse stock split in order to reduce the number of shares of Common Stock outstanding after completion of the Transaction.

     The PIK Notes will bear interest at a rate of 10% per annum, which will increase to 14% per annum if the Automatic Conversion has not occurred on or before June 1, 2002. Interest on the PIK Notes will be payable semi-annually in additional PIK Notes. The PIK Notes will mature in November 2007, but the Company may pay off or otherwise redeem the PIK Notes in full or in part at any time prior to the maturity date without penalty. The PIK Notes will be unsecured senior subordinated obligations of the Company and its U.S. subsidiaries and will rank senior as to liquidation to all other subordinated debt of the Company and its U.S. subsidiaries.

ADDITIONAL DEVELOPMENTS RELEVANT TO THE TRANSACTION

     On October 5, 2001, the Company entered into an agreement with the holders of its Senior Debt pursuant to which such holders agreed to waive the Company's payment defaults and certain other defaults until December 31, 2001. The Company did not complete its restructuring plan by December 31, 2001 and the agreement with the Company's existing senior lenders expired on that date. The Company is now in default under its Senior Debt because of (i) its failure to make the August 1, 2001 interest payment on the Old Notes within the applicable grace period and (ii) its subsequent failure to repay the Senior Debt on December 31, 2001, the maturity date. Although the Company also failed to make the quarterly interest payment that was due on the Senior Debt on September 30, 2001, the September 30 interest payment was paid in kind in lieu of cash by increasing the outstanding principal amount of the Senior Debt. As a result of the existing defaults, however, the holders of the Senior Debt currently have the right to demand payment of all amounts outstanding under the Senior Debt and to pursue additional recourse against the Company, including foreclosure. The loan agreement governing the Senior Debt provides for an interest rate on the Senior Debt of 21%.

     In order to repay the Senior Debt and provide the Company with additional working capital, GSC Partners, an affiliate of GSC Recovery, Inc. (one of the Participating Noteholders) which will own 53.53% of the Company's Common Stock on a fully-diluted basis following the Exchange ("GSC Partners"), intends to purchase new Senior Secured Notes (the "New Senior Notes") for gross proceeds to the Company of approximately $22.0 million. Proceeds from the sale of the New Senior Notes will be used by the Company to repay the Senior Debt, for working capital, to pay certain fees and expenses of the Company's restructuring and for general corporate purposes. The New Senior Notes will accrete through their 2007 maturity to $36.0 million aggregate principal amount and will be issued at a discount to par equal to 61.08% of the face amount thereof. The New Senior Notes will bear interest at a rate of 5.0% per annum. Interest on the New Senior Notes will be payable semi-annually in cash. The New Senior Notes will mature on May 1, 2007, but the Company may redeem the New Senior Notes in full or in part at any time prior to the maturity date at a premium over the accreted value of the New Senior Notes that declines over time. The New Senior Notes will be secured by all of the assets of the Company and its U.S. subsidiaries and will rank senior as to liquidation to all other debt of the Company and its U.S. subsidiaries. The New Senior Notes will also be secured by the pledge of the stock of the Company's non-U.S. subsidiaries. The New Senior Notes will contain customary covenants and restrictions, including without limitation a restriction on the Company's ability to incur additional indebtedness. The Company expects that the Exchange will be completed concurrently with the sale of the New Senior Notes.

     Additionally, the Company has been notified by one of its secured lenders that it is not in compliance with certain covenants of loans that are secured by a deed of trust on the Company's headquarters building and other assets of the Company and its subsidiaries. The lender has, to date, agreed not to exercise its remedies, but the Company can provide no assurance that the lender will continue to forbear until the Company can regain compliance with those covenants, if at all.

     The Company will need to raise additional cash to make future payments on its debt and to fund its operations. If the Company is unable to obtain sufficient cash when needed to fund its operations, to make its loan payments, and to pay its other obligations when due, it may be forced to seek protection from creditors under the bankruptcy laws.

RIGHT TO DESIGNATE DIRECTORS

     After completion of the Exchange, the Participating Holders will be entitled, by virtue of their holdings of New Preferred, to nominate and elect all five members of the Company's Board. Additionally, the Company, the Participating Noteholders and the Company's Chief Executive Officer and Chief Operating Officer, will each enter into the Exchange Agreement agreeing to vote shares of Common Stock beneficially owned by them with the Participating Noteholders (as described in more detail below).

     The parties to the Exchange Agreement will agree to vote their shares of the Company's stock to ensure that (i) the Company amends its existing Articles of Incorporation to increase the number of authorized shares of Common Stock in order to effect the conversion of the New Preferred in full; (ii) the Board consists of five members; and (iii) the Participating Noteholders will have the ability to appoint all five members to the Board. The Board members appointed by the Participating Noteholders will initially be Robert A. Hamwee, Matthew C. Kaufman, Richard W. Detweiler and Carl H. Goldsmith. Messrs. Hamwee, Kaufman and Detweiler were appointed to the Board by GSCP Recovery, Inc. and Mr. Goldsmith was appointed to the Board by M.W. Post Advisory Group L.L.C. The remaining member of the Company's Board will be the Company's Chief Executive Officer, Donald A. Wright, who will also be appointed by the Participating Noteholders. Mr. Kaufman will serve as Chairman of the Board.

APPOINTMENTS TO THE BOARD

     Simultaneously with the closing of the Exchange, Werner Hafelfinger, Dale
L. Rasmussen, Gene C. Sharratt, Robert M. Stemmler and William A. Wheeler will resign as members of the Board (and Werner Hafelfinger will also resign as a member of each of the boards of directors of the Company's subsidiaries) and will be replaced by Robert A. Hamwee, Matthew C. Kaufman, Richard W. Detweiler and Carl H. Goldsmith, the designated appointees of the Participating Noteholders. Messrs. Hamwee, Kaufman, Detweiler and Goldsmith have consented to be appointed as members of the Board and may be appointed as members of the boards of directors of the Company's subsidiaries as necessary or appropriate after their appointment to the Company's Board. Pursuant to the Exchange Agreement, Donald A. Wright will remain a member of the Company's Board.

     The Noteholders have informed the Company that following the Exchange, the only committees of the Company's Board that the Noteholders intend to keep in effect are the Finance and Audit Committee and the Compensation Committee.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Other than as specifically disclosed herein regarding changes that will occur as a result of the Transaction, the information regarding beneficial ownership required by Item 403 of Regulation S-K is incorporated by reference to the Company's Form 10-K/A for the fiscal year ended May 31, 2001, as filed with the Securities and Exchange Commission on September 28, 2001.

     The following table shows pro forma Common Stock ownership of the Company following consummation of the Exchange (calculated as if the Exchange had occurred on February 1, 2002) by (1) each person who will own beneficially more than 5% of the outstanding Common Stock; (2) each of the Company's directors and those nominated to become directors as part of the Exchange; (3) the executive officers of the Company; and (4) all executive officers and the current directors of the Company as a group. Except as otherwise noted, the Company believes the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.

                                                            AMOUNT AND NATURE OF      PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER:                      BENEFICIAL OWNERSHIP(+)   COMMON STOCK(1)
-------------------------------------                      -----------------------   ---------------
Robert A. Hamwee(2)......................................       6,606,541,835             99.06%
  GSCP Recovery, Inc.
  500 Campus Drive, Suite 220
  Florham Park, NJ 07932
Matthew C. Kaufman(2)....................................       6,606,541,835             99.06%
  GSCP Recovery, Inc.
  500 Campus Drive, Suite 220
  Florham Park, NJ 07932
Richard W. Detweiler.....................................                   0                 *
  Carlisle Enterprises, L.L.C.
  7777 Fay Avenue, Suite 200
  La Jolla, CA 92037
GSCP Recovery, Inc.(3)...................................       6,606,541,835             99.06%
  500 Campus Drive, Suite 220
  Florham Park, NJ 07932
Carl H. Goldsmith(4).....................................       3,306,163,449             97.73%
  M.W. Post Advisory Group L.L.C.
  1880 Century Park East, Suite 820
  Los Angeles, CA 90067
M.W. Post Advisory Group L.L.C.(5).......................       3,306,163,449             97.73%
  1880 Century Park East, Suite 820
  Los Angeles, CA 90067

                                                            AMOUNT AND NATURE OF      PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER:                      BENEFICIAL OWNERSHIP(+)   COMMON STOCK(1)
-------------------------------------                      -----------------------   ---------------
Alliance Capital Management, L.P.(6).....................       1,639,101,156             95.14%
  1345 Avenue of the Americas, 39th Floor
  New York, NY 10105
William E. Simon & Sons Special Situation Partners II,            482,088,575             84.45%
  L.P.(7)................................................
  10990 Wilshire Blvd., Suite 500
  Los Angeles, CA 90024
DDJ Capital Management, LLC(8)...........................          68,021,314             42.83%
  141 Linden St., #S-4
  Wellesley, MA 02482
Strong River Investments, Inc.(9)........................          98,222,019             51.96%
  c/o Gonzales-Ruiz & Aleman (BVI) Limited
  Wickhams Cay 1, Vanterpool Plaza
  P.O. Box 873
  Road Town, Tortolla - BVI
Bay Harbor Investments, Inc.(9)..........................          98,222,019             51.96%
  c/o Gonzales-Ruiz & Aleman (BVI) Limited
  Wickhams Cay 1, Vanterpool Plaza
  P.O. Box 873
  Road Town, Tortolla - BVI
Donald A. Wright(10).....................................             778,145                 *
  c/o Pacific Aerospace & Electronics, Inc.
  430 Olds Station Road, Third Floor
  Wenatchee, WA 98801
Werner Hafelfinger(11)...................................             222,260                 *
  c/o Pacific Aerospace & Electronics, Inc.
  430 Olds Station Road, Third Floor
  Wenatchee, WA 98801
Sheryl A. Symonds(12)....................................             352,963                 *
  c/o Pacific Aerospace & Electronics, Inc.
  430 Olds Station Road, Third Floor
  Wenatchee, WA 98801
Charles Miracle(13)......................................              11,121                 *
  c/o Pacific Aerospace & Electronics, Inc.
  430 Olds Station Road, Third Floor
  Wenatchee, WA 98801
Dale L. Rasmussen(14)....................................              40,492                 *
  c/o IMPCO Technologies, Inc.
  708 Industrial Drive
  Tukwila, WA 98807
Gene C. Sharratt, Ph.D.(15)..............................              12,500                 *
  c/o North Central Educational Service District
  P.O. Box 1847
  Wenatchee, WA 98807
Robert M. Stemmler(16)...................................              28,137                 *
  c/o IMPCO Technologies, Inc.
  16804 Gridley Place
  Cerritos, CA 90703
William A. Wheeler(17)...................................              35,592                 *
  2011 Lombard Lane
  Yakima, WA 98902
All executive officers and current directors as a group         9,914,069,772             99.61%
  (8 persons)(18)........................................

---------------

   * Less than 1%.

 (+) Shares that a person has the right to acquire by exercise or conversion as of February 1, 2002 (pro forma for the Exchange as if it had occurred on that date) or within 60 days of such date are treated as outstanding for determining the amount and percentage of Common Stock owned by such person but are not deemed to be outstanding as to any other person or group.

 (1) This figure represents the percent ownership of each party upon conversion of the Series C Preferred Stock assuming that no other party converts its Series C Preferred. However, the terms of the Series C Preferred Stock require that it all be converted at the same time. Thus, the actual ownership percentage of each party holding Series C Preferred Stock will be lower than as set forth in the table.

 (2) Includes 28,263,314 shares of common stock and shares of Series C Preferred Stock convertible into 6,578,278,521 shares of the Company's common stock issued to GSCP Recovery, Inc. in connection with the Company's restructuring. Messrs. Kaufman and Hamwee are officers of GSCP Recovery, Inc. Messrs. Kaufman and Hamwee disclaim beneficial ownership with respect to the shares of the Company held by GSCP Recovery, Inc.

 (3) Includes 28,263,314 shares of common stock and shares of Series C Preferred Stock convertible into 6,578,278,521 shares of the Company's common stock issued in connection with the Company's restructuring.

 (4) Includes 14,144,031 shares of common stock and shares of Series C Preferred Stock convertible into 3,292,019,417 shares of the Company's common stock issued to M.W. Post Advisory Group L.L.C. in connection with the Company's restructuring. Mr. Goldsmith is an officer of M.W. Post Advisory Group L.L.C. ("M.W. Post"). Mr. Goldsmith disclaims beneficial ownership with respect to the shares of the Company held by M.W. Post.

 (5) Includes 14,144,031 shares of common stock and shares of Series C Preferred Stock convertible into 3,292,019,417 shares of the Company's common stock issued in connection with the Company's restructuring.

 (6) Includes 7,012,206 shares of common stock and shares of Series C Preferred Stock convertible into 1,632,088,950 shares of the Company's common stock issued in connection with the Company's restructuring.

 (7) Includes 2,062,413 shares of common stock and shares of Series C Preferred Stock convertible into 480,026,162 shares of the Company's common stock issued in connection with the Company's restructuring.

 (8) Includes warrants to purchase 4,036,978 shares of common stock at an exercise price of $.001 per share held by affiliates of DDJ Capital Management, LLC, as follows: B III Capital Partners, L.P. -- 1,883,923 shares; DDJ Canadian High Yield Fund -- 538,263 shares; B III-A Capital Partners, L.P. -- 807,396 shares; State Street Bank & Trust,
     Custodian -- 807,396 shares. The Exchange transaction triggered an anti-dilution adjustment under each of the warrants listed above in this footnote, increasing the number of shares of common stock receivable upon exercise of these warrants to an aggregate of 68,021,314 shares. The exercise price of each of the warrants remains at $.001 per share, the par value of the Company's common stock.

 (9) Includes warrants to purchase 192,500 shares of common stock at an exercise price of $2.01 per share. The Exchange transaction triggered an anti-dilution adjustment under the warrants increasing the number of shares of common stock receivable upon exercise of these warrants to an aggregate amount of 98,222,019. The exercise price of the warrants was adjusted downward to equal the per share purchase price of the equity securities issued in the Exchange.

(10) Includes (a) 674,145 shares of common stock, (b) 4,000 shares issuable upon exercise of public warrants and (c) 100,000 shares issuable upon exercise of a private warrant. Pursuant to the Exchange, Mr. Wright has agreed to cancel all of his existing options in exchange for the grant of new options at or following the Exchange.

(11) Includes 222,260 shares of common stock. Pursuant to the Exchange, Mr. Hafelfinger has agreed to cancel all of his existing options in exchange for the grant of new options at or following the Exchange.

(12) Includes (a) 54,963 shares of common stock, (b) 500 shares issuable upon exercise of public warrants, (c) 297,500 shares issuable upon exercise of vested stock options.

(13) Includes (a) 3,621 shares of common stock and (b) 7,500 shares issuable upon exercise of vested stock options.

(14) Includes (a) 10,492 shares of common stock and (b) 30,000 shares issuable upon exercise of vested stock options.

(15) Includes (a) no shares of common stock and (b) 12,500 shares issuable upon exercise of vested stock options.

(16) Includes (a) 1,500 shares of common stock and (b) 26,637 shares issuable upon exercise of vested stock options.

(17) Includes (a) 5,592 shares of common stock and (b) 30,000 shares issuable upon exercise of vested stock options.

(18) Includes (a) 43,362,334 shares of common stock, (b) shares of Series C Preferred Stock convertible into 9,870,297,938 shares of the Company's common stock, (c) 100,000 shares issuable upon exercise of private warrants, (d) 4,500 shares issuable upon exercise of public warrants and
     (e) 305,000 shares issuable upon exercise of vested stock options. Does not include securities held by current directors who will be resigning from the Board of Directors on the date of the Exchange.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

     The information regarding the Company's current directors and executive officers required by Item 7 of Schedule 14A of Regulation 14A is incorporated by reference to the Company's Form 10-K/A for the fiscal year ended May 31, 2001, as filed with the Securities and Exchange Commission on September 28, 2001. In addition, as of January 29, 2002, the Company's Board of Directors appointed Charles A. Miracle as the Company's Vice President, Finance and Chief Financial Officer. Prior to this appointment, Mr. Miracle served as the Company's Treasurer and Interim Chief Financial Officer since August 2001. Mr. Miracle is continuing his appointment as the Company's Treasurer. Prior to that time, Mr. Miracle served as the Company's corporate controller since 1998. Mr. Miracle was previously an employee with the public accounting firm of Cordell, Neher & Company, P.L.L.C. from 1992 to 1998. Mr. Miracle is a certified public accountant.

DIRECTOR APPOINTEES

NAME                                                          AGE   POSITION
----                                                          ---   --------
Robert A. Hamwee............................................   31   Nominee
Matthew C. Kaufman..........................................   31   Nominee
Richard W. Detweiler........................................   60   Nominee
Carl H. Goldsmith...........................................   36   Nominee

     ROBERT A. HAMWEE. Mr. Hamwee is a Managing Director of GSC Partners, which he joined in 1994. GSC Partners is an affiliate of GSCP Recovery, Inc. which will own approximately 53.53% of the Company's Common Stock on a fully-diluted basis following the Exchange. Mr. Hamwee was previously with The Blackstone Group, where he worked on a wide range of assignments in the Merchant Banking, Mergers & Acquisitions and Restructuring departments. He is Chairman of the Board of Axiohm Transaction Solutions, Inc. and Envirosource, Inc. and a director of RAM Holdings Limited and Scovill Fasteners, Inc.

     MATTHEW C. KAUFMAN. Mr. Kaufman is a Managing Director with GSC Partners, which he joined in 1997. GSC Partners is an affiliate of GSCP Recovery, Inc. which will own approximately 53.53% of the Company's Common Stock on a fully-diluted basis following the Exchange. Mr. Kaufman was, from 1996 to 1997, Director of Corporate Finance with NextWave Telecom, Inc. Prior to that, he was with The Blackstone Group, in the Merchant Banking and Mergers & Acquisitions departments. He is a director of Day International Group, Inc., Waddington North America, Inc. and Globecom Interactive, Inc.

     RICHARD W. DETWEILER. Mr. Detweiler has been, since 1996, Managing Director and part owner of Carlisle Enterprises, LLC, a private equity investment firm. Prior to that, Mr. Detweiler was Chairman and CEO of Precision Aerotech, Inc., a publicly traded diversified manufacturing firm and had general management responsibilities for subsidiaries of Caterpillar, Sundstrand and Navistar. Mr. Detweiler started his career in finance and served as Chief Financial Officer for Caterpillar's Solar Turbines subsidiary. He is currently a director of Treesource Industries, Inc. and RBX Corporation.

     CARL H. GOLDSMITH. Mr. Goldsmith is a Managing Director of M.W. Post Advisory Group, LLC, which he joined in 1994. Following the Exchange, M.W. Post Advisory Group, LLC will own approximately 26.79% of the Company's Common Stock on a fully-diluted basis. Mr. Goldsmith was previously with PricewaterhouseCoopers LLP, where he worked on a wide range of assignments in the Valuation and Corporate Recovery departments. He is a director of Imperial Technology, Inc.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The information regarding executive compensation required by Item 402 of Regulation S-K is incorporated by reference to the Company's Form 10K/A for the fiscal year ended May 31, 2001, as filed with the Securities and Exchange Commission on September 28, 2001.

EMPLOYMENT AGREEMENTS

     The Amended Lock-Up Agreement provides that the Company will enter into new employment agreements with each of Donald A. Wright and Werner Hafelfinger under similar terms as their existing employment agreements. The new employment agreements, which will be effective as of the date of the Exchange, provide for annual base salaries of $265,000 and $185,000 for Mr. Wright and Mr. Hafelfinger, respectively, with annual increases of 5% of their base annual salary. If either Mr. Wright or Mr. Hafelfinger is terminated without cause, or if they have good reason to resign, as those terms are defined in their employment agreements, the Company will be required to make severance payments to them. The Amended Lock-Up Agreement also provides for an employee option pool, 50% of which shall be allocated to Mr. Wright and 25% of which shall allocated to Mr. Hafelfinger. Sheryl A. Symonds will continue serving as Vice President Administration and General Counsel of the Company until February 28, 2002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information regarding related transactions required by Items 404(a),
(b) and (c) of Regulation S-K is incorporated by reference to the Company's Form 10-K/A for the fiscal year ended May 31, 2001, as filed with the Securities and Exchange Commission on September 28, 2001.

                                          By Order of the Board of Directors

                                                 /s/ DONALD A. WRIGHT

                                          --------------------------------------
                                                     DONALD A. WRIGHT
                                                 Chief Executive Officer

February 7, 2002

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